ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
February 4, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.


PROCESSED

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Written Confirmation Regarding the Appropriateness and Accuracy of a Semi-Annual Securities Report dated November 16, 2007;

2. Press release dated December 14, 2007 and entitled "Notice Concerning Modification of Organization and Relocation of Officer";

3. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2007, dated January 25, 2008;

4. 3rd Quarter FY March 2008 Financial Results dated January 25, 2008; and

5. Press release dated January 25, 2008 and entitled "Revisions to Forecasts of Financial Results and Dividends for the Fiscal Year Ending March 31, 2008".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Translation]

Written Confirmation Regarding the Appropriateness and Accuracy of a Semi-Annual Securities Report

November 16, 2007

To: Mr. Atsushi Saito
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Company Name:
Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)
Title of Representative:
President, CEO & COO
Name (Signature) of Representative:
Akihisa Fujinuma

I acknowledge that the Semi-Annual Securities Report for the interim accounting period of the 43rd fiscal year from April 1, 2007 to September 30, 2007 is in conformity with the applicable laws and regulations such as the "Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc.", "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements" and "Regulations Concerning Terms, Forms and Preparation Method of Interim Non-Consolidated Financial Statements, Etc.", and that there are no false statements contained in such Semi-Annual Securities Report as of the filing date.

The reasons for the above acknowledgement are as follows:

1. I have confirmed that work responsibilities and divisions responsible for the preparation of interim financial statements, etc. were specified and appropriate operation system had been established in each division responsible.

2. I have confirmed that a system to discuss and report material management information, etc. at the meetings of the Board of Directors and management committee has been consolidated.

3. I have confirmed that the appropriateness and accuracy of the Semi-Annual Securities Report had been confirmed by the information disclosure meeting established for the

purpose of improving the credibility of Annual Securities Reports, etc., and the contents thereof had been reported to the Board of Directors and the management committee.

4. I have confirmed that nothing material had been pointed out in the interim audit report of the independent auditors regarding disclosed information relevant to the interim financial statements.

[Summary Translation]

December 14, 2007

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization and Relocation of Officer

1. Modification of Organization (effective January 1, 2008)

   Major point of modification is as follows:

   Asia Region Systems Business Department will be established.

2. Relocation of Officer (effective January 1, 2008)

   The name of a Corporate Senior Vice President and his new and former posts are listed.

[Contact]
Mr. Nomura, Mr. Han
Public Relations Division
Tel: 03-6660-8370
E-mail: kouhou@nri.co.jp

[Summary Translation]

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2007

January 25, 2008

Nomura Research Institute, Ltd.
Code Number: 4307

Stock Exchanges:
Tokyo Stock Exchange, First Section
URL http://www.nri.co.jp/

Rep.: Akihisa Fujinuma
President, CEO & COO

Attn.: Hiroyuki Fujiwara
Treasurer

Tel.: (045) 333-8100

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through December 31, 2007)

(1) Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit (Nine Months)
Nine Months ended December 31, 2007	¥249,824 million (12.3%)	¥39,167 million (18.9%)	¥41,586 million (19.1%)	¥25,466 million (21.8%)
Nine Months ended December 31, 2006	¥222,381 million (11.6%)	¥32,948 million (33.0%)	¥34,930 million (34.4%)	¥20,904 million (34.0%)
(For reference) Year ended March 31, 2007	¥322,531 million	¥43,897 million	¥46,099 million	¥27,019 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Nine Months ended December 31, 2007	¥125.02	¥124.78
Nine Months ended December 31, 2006	¥514.47	¥513.55
(For reference) Year ended March 31, 2007	¥664.77	¥663.50

(Note) A five-for-one share split was implemented effective April 1, 2007.

(For reference) **Consolidated Business Results for the Third Quarter (October 1, 2007 through December 31, 2007)**

(Percentage figures are compared to the same period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended December 31, 2007	¥84,679 million (11.5%)	¥11,752 million (-2.9%)	¥12,243 million (-1.5%)	¥7,129 million (-3.9%)
Three Months ended December 31, 2006	¥75,929 million (13.6%)	¥12,108 million (45.5%)	¥12,435 million (44.4%)	¥7,418 million (41.7%)

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended December 31, 2007	¥34.98	¥34.91
Three Months ended December 31, 2006	¥182.53	¥182.11

(Note) A five-for-one share split was implemented effective April 1, 2007.

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of December 31, 2007	¥349,320 million	¥222,392 million	63.5%	¥1,088.40
As of December 31, 2006	¥340,594 million	¥209,774 million	61.5%	¥5,156.07
(For reference) As of March 31, 2007	¥371,458 million	¥216,232 million	58.1%	¥5,304.20

(Note) A five-for-one share split was implemented effective April 1, 2007.

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Nine Months ended December 31, 2007	¥19,574 million	-¥37,289 million	-¥8,642 million	¥89,319 million
Nine Months ended December 31, 2006	¥12,858 million	-¥9,862 million	¥43,545 million	¥97,363 million
(For reference) Year ended March 31, 2007	¥39,583 million	-¥18,578 million	¥44,040 million	¥115,854 million

2. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(1) Forecast of Business Results

(Percentage figures are compared to the prior year)

	Sales	Operating Profit	Current Profit	Net Profit	Net Profit per Share
Annual	¥355,000 million (10.1%)	¥55,000 million (25.3%)	¥58,000 million (25.8%)	¥31,000 million (14.7%)	¥152.19

(2) Dividend Forecast

	Annual Dividends per Share			Dividend Payout Ratio
	Interim period end (Actual)	Year-end	Annual	
Year ended March 31, 2008	¥24.00	¥26.00	¥50.00	32.9%

* The forecasts of business results and dividends have been revised.

The forecast of business results above is prepared based on the information which is currently available to the Company. Therefore, the actual figures of sales and profit may differ due to subsequent various factors such as uncertain factors inherent in the forecast and future changes in the business operation environment. In addition, the year-end dividend per share is based on the current business environment and the forecast of business results.

3. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation)

Not applicable.

(2) Adoption of simplified accounting method

Applicable.

(3) Changes in the accounting method from the latest consolidated accounting year

Applicable.


NRI



3rd Quarter FY March 2008

Financial Results


3rd Quarter FY March 2008 Financial Results (Consolidated)
FY March 2008 Financial Results Forecasts (Consolidated)

Nomura Research Institute, Ltd.

January 25, 2008

I. 3Q FY March 2008 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	3Q FY Mar.2007 (Apr.2006-Dec.2006)	*2 Progress	3Q FY Mar.2008 (Apr.2007-Dec.2007)	*2 Progress	YoY		*1 FY Mar.2007 (Apr.2006-Mar.2007)
	Amount	%	Amount	%	Diff	Change %	Amount
Sales	222,381	68.9	249,824	70.4	27,442	12.3	322,531
Cost of Sales	159,639		173,441		13,801	8.6	234,578
Gross Profit	62,742		76,383		13,640	21.7	87,953
(Gross Profit Margin)	28.2%		30.6%		2.4P		27.3%
SG&A	29,794		37,215		7,421	24.9	44,055
Operating Profit	32,948	75.1	39,167	71.2	6,218	18.9	43,897
(Operating Profit Margin)	14.8%		15.7%		0.9P		13.6%
Non-operating gain and loss	1,982		2,419		437	22.1	2,202
Other Income and Expence	(7)		1,776		1,784	-	644
Net Income	20,904	77.4	25,466	72.8	4,561	21.8	27,019
Earnings per Share	JPY 102.89	77.4	JPY 125.02	72.7	JPY 22.13	21.5	JPY 132.95

*1 Earnings per share of FY March 2007 are calculated retroactively by stock split (1:5).
*2 3Q FY Mar.2008 progress is based on the financial results forecast released on October 25, 2007.

[3rd Quarter]

	3Q FY Mar.2007 [Oct.2006-Dec.2006]	3Q FY Mar.2008 [Oct.2007-Dec.2007]	YoY	
	Amount	Amount	Diff	Change %
Sales	75,929	84,679	8,749	11.5
Cost of Sales	53,600	59,875	6,274	11.7
Gross Profit	22,328	24,803	2,474	11.1
(Gross Profit Margin)	29.4%	29.3%	(0.1P)	
SG&A	10,220	13,050	2,829	27.7
Operating Profit	12,108	11,752	(355)	(2.9)
(Operating Profit Margin)	15.9%	13.9%	(2.1P)	
Non-operating gain and loss	12,435	12,243	(191)	(1.5)
Other Income and Expence	7,418	7,129	(289)	(3.9)

*Amounts of less than JPY million were rounded down.

I. 3Q FY March 2008 Financial Results (Consolidated)

<Reference>

[1st Quarter] (Unit: JPY million)

	1Q FY Mar.2007 (Apr.2006-Jun.2006)	1Q FY Mar.2008 (Apr.2007-Jun.2007)	YoY	
	Amount	Amount	Diff	Change %
Sales	68,383	77,486	9,102	13.3
Cost of Sales	50,420	54,837	4,416	8.8
Gross Profit	17,962	22,649	4,686	26.1
(Gross Profit Margin)	26.3%	29.2%	3.0P	
SG&A	9,741	11,906	2,164	22.2
Operating Profit	8,220	10,742	2,522	30.7
(Operating Profit Margin)	12.0%	13.9%	1.8P	
Non-operating gain and loss	9,376	12,307	2,930	31.3
Other Income and Expence	5,647	8,061	2,413	42.7

[2nd Quarter]

	2Q FY Mar.2007 (Jul.2006-Sep.2006)	2Q FY Mar.2008 (Jul.2007-Sep.2007)	YoY	
	Amount	Amount	Diff	Change %
Sales	78,068	87,659	9,590	12.3
Cost of Sales	55,617	58,728	3,110	5.6
Gross Profit	22,450	28,930	6,479	28.9
(Gross Profit Margin)	28.8%	33.0%	4.2P	
SG&A	9,831	12,258	2,427	24.7
Operating Profit	12,619	16,671	4,052	32.1
(Operating Profit Margin)	16.2%	19.0%	2.9P	
Non-operating gain and loss	13,118	17,035	3,917	29.9
Other Income and Expence	7,838	10,276	2,437	31.1

*Amounts of less than JPY million were rounded down.

(2) Sales by sector

From the 3Q FY Mar.2008, the Company has changed the sales breakdown by sector, which provides detailed breakdown for the "financial sector." "Other private sector" and "public sector" have been compiled together under "other sector."

(Unit: JPY million)

	3Q FY Mar.2007 Total (Apr.2006-Dec.2006)		3Q FY Mar.2008 Total (Apr.2007-Dec.2007)		YoY		FY Mar.2007 (Apr.2006-Mar.2007)	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
Securities sector	93,397	42.0	109,959	44.0	16,561	17.7	141,765	44.0
Insurance sector	16,638	7.5	21,798	8.7	5,159	31.0	22,444	7.0
Banking sector	16,399	7.4	18,911	7.6	2,511	15.3	22,981	7.1
Other financial sector	16,820	7.6	19,930	8.0	3,109	18.5	23,805	7.4
Financial sector	143,257	64.4	170,599	68.3	27,342	19.1	210,997	65.4
Distribution sector	34,593	15.6	33,924	13.6	(668)	(1.9)	45,637	14.1
Other sector	44,531	20.0	45,299	18.1	768	1.7	65.897	20.4
Total	222,381	100.0	249,824	100.0	27,442	12.3	322,531	100.0
*Sales by major counterparties within the foregoing amounts								
Nomura Holdings	67,476	30.3	73,198	29.3	5,722	8.5	106,290	33.0
SEVEN & i HOLDINGS	26,839	12.1	27,845	11.1	1,006	3.7	36,195	11.2

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products.
*Since Japan Post was privatized and split up in October 2007, data for the resulting companies is calculated based on the industry to which each belongs.

[3rd Quarter]

	3Q FY Mar.2007 (Oct.2006-Dec.2006)		3Q FY Mar.2008 (Oct.2007-Dec.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Securities sector	30,974	40.8	35,951	42.5	4,976	16.1
Insurance sector	5,698	7.5	9,453	11.2	3,755	65.9
Banking sector	6,337	8.3	7,181	8.5	844	13.3
Other Financial sector	6,149	8.1	7,071	8.4	922	15.0
Financial sector	49,159	64.7	59,658	70.5	10,498	21.4
Distribution sector	10,923	14.4	11,275	13.3	352	3.2
Other sector	15,846	20.9	13,744	16.2	(2,101)	(13.3)
Total	75,929	100.0	84,679	100.0	8,749	11.5
*Sales by major counterparties within the foregoing amounts						
Nomura Holdings	23,087	30.4	24,106	28.5	1,018	4.4
SEVEN & i HOLDINGS	9,136	12.0	9,622	11.4	486	5.3

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter] (Unit: JPY million)

	1Q FY Mar.2007 (Apr.2006-Jun.2006)		1Q FY Mar.2008 (Apr.2007-Jun.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Securities sector	28,609	41.8	34,112	44.0	5,502	19.2
Insurance sector	4,823	7.1	5,945	7.7	1,122	23.3
Banking sector	4,612	6.7	6,112	7.9	1,500	32.5
Other Financial sector	4,833	7.1	6,000	7.7	1,167	24.2
Financial sector	42,878	62.7	52,171	67.3	9,293	21.7
Distribution sector	11,659	17.1	11,185	14.4	(474)	(4.1)
Other sector	13,845	20.2	14,129	18.2	284	2.1
Total	68,383	100.0	77,486	100.0	9,102	13.3
*Sales by major counterparties within the foregoing amounts						
Nomura Holdings	19,926	29.1	23,885	30.8	3,959	19.9
SEVEN & i HOLDINGS	8,013	11.7	9,005	11.6	991	12.4

[2nd Quarter]

	2Q FY Mar.2007 (Jul.2006-Sep.2006)		2Q FY Mar.2008 (Jul.2007-Sep.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Securities sector	33,813	43.3	39,895	45.5	6,082	18.0
Insurance sector	6,117	7.8	6,399	7.3	281	4.6
Banking sector	5,450	7.0	5,617	6.4	167	3.1
Other Financial sector	5,838	7.5	6,858	7.8	1,019	17.5
Financial sector	51,219	65.6	58,770	67.0	7,550	14.7
Distribution sector	12,009	15.4	11,463	13.1	(546)	(4.6)
Other sector	14,839	19.0	17,425	19.9	2,586	17.4
Total	78,068	100.0	87,659	100.0	9,590	12.3
*Sales by major counterparties within the foregoing amounts						
Nomura Holdings	24,461	31.3	25,206	28.8	744	3.0
SEVEN & i HOLDINGS	9,689	12.4	9,217	10.5	(471)	(4.9)

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

Consulting Services

(Unit: JPY million)

	3Q FY Mar 2007 Total (Apr 2006-Dec 2006)		3Q FY Mar 2008 Total (Apr 2007-Dec 2007)		YoY		FY Mar 2007 (Apr 2006-Mar 2007)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	21,061	9.5	21,441	8.6	379	1.8	29,870	9.3
Operating Profit	3,526		2,464		(1,062)	(30.1)	4,444	
Operating Profit Margin	16.7%		11.5%		(5.3P)		14.9%	

[3rd Quarter]

	3Q FY Mar 2007 (Oct 2006-Dec 2006)		3Q FY Mar 2008 (Oct 2007-Dec 2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	7,730	10.2	7,662	9.0	(67)	(0.9)
Operating Profit	1,425		1,038		(386)	(27.2)
Operating Profit Margin	18.4%		13.5%		(4.9P)	

<Reference>

[1st Quarter]

	1Q FY Mar 2007 (Apr 2006-Jun 2006)		1Q FY Mar 2008 (Apr 2007-Jun 2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	6,079	8.9	6,389	8.2	309	5.1
Operating Profit	829		196		(632)	(76.3)
Operating Profit Margin	13.6%		3.1%		(10.6P)	

[2nd Quarter]

	2Q FY Mar 2007 (Jul 2006-Sep 2006)		2Q FY Mar 2008 (Jul 2007-Sep 2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	7,251	9.3	7,389	8.4	137	1.9
Operating Profit	1,271		1,229		(42)	(3.4)
Operating Profit Margin	17.5%		16.6%		(0.9P)	

*Amounts of less than JPY million were rounded down.

IT Solution Services

(Unit: JPY million)

	3Q FY Mar 2007 Total (Apr 2006 - Dec 2006)		3Q FY Mar 2008 Total (Apr 2007 - Dec 2007)		YoY		FY Mar 2007 (Apr 2006 - Mar 2007)	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
System Development & System Application Sales	91,103	41.0	111,338	44.6	20,235	22.2	135,702	42.1
System Management & Operations	92,729	41.7	104,022	41.6	11,292	12.2	126,596	39.3
Product Sales	17,486	7.9	13,021	5.2	(4,464)	(25.5)	30,363	9.4
Sales	201,319	90.5	228,382	91.4	27,063	13.4	292,661	90.7
Operating Profit	29,422		36,703		7,280	24.7	39,452	
Operating Profit Margin	14.6%		16.1%		1.5P		13.5%	

[3rd Quarter]

	3Q FY Mar 2007 (Oct 2006 - Dec 2006)		3Q FY Mar 2008 (Oct 2007 - Dec 2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
System Development & System Application Sales	31,968	42.1	37,300	44.0	5,331	16.7
System Management & Operations	31,340	41.3	34,962	41.3	3,622	11.6
Product Sales	4,889	6.4	4,753	5.6	(136)	(2.8)
Sales	68,199	89.8	77,016	91.0	8,816	12.9
Operating Profit	10,683		10,714		31	0.3
Operating Profit Margin	15.7%		13.9%		(1.8P)	

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter] (Unit: JPY million)

	1Q FY Mar.2007 (Apr.2006-Jun.2006)		1Q FY Mar.2008 (Apr.2007-Jun.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	26,698	39.0	34,397	44.4	7,699	28.8
System Management & Operations	30,389	44.4	34,380	44.4	3,991	13.1
Product Sales	5,215	7.6	2,318	3.0	(2,897)	(55.5)
Sales	62,303	91.1	71,096	91.8	8,793	14.1
Operating Profit	7,391		10,546		3,155	42.7
Operating Profit Margin	11.9%		14.8%		3.0P	

[2nd Quarter]

	2Q FY Mar.2007 (Jul.2006-Sep.2006)		2Q FY Mar.2008 (Jul.2007-Sep.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	32,436	41.5	39,640	45.2	7,204	22.2
System Management & Operations	30,999	39.7	34,678	39.6	3,679	11.9
Product Sales	7,381	9.5	5,949	6.8	(1,431)	(19.4)
Sales	70,816	90.7	80,269	91.6	9,452	13.3
Operating Profit	11,347		15,442		4,094	36.1
Operating Profit Margin	16.0%		19.2%		3.2P	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	3Q FY Mar 2007 (Apr 2006 - Dec 2006)	3Q FY Mar 2008 (Apr 2007 - Dec 2007)	YoY	
	Amount	Amount	Diff	Change %
Consulting Services	24,339	24,652	312	1.3
System Development & System Application Sales	102,672	118,720	16,048	15.6
System Management & Operations	16,526	26,677	10,151	61.4
Product Sales	16,453	13,001	(3,452)	(21.0)
IT Solution Services	135,653	158,400	22,747	16.8
Total	159,992	183,052	23,060	14.4

*Amounts of less than JPY million were rounded down.

Order Backlog(Outstanding)

(Unit: JPY million)

	As end of 3Q FY Mar 2007	As end of 3Q FY Mar 2008	YoY	
	Amount	Amount	Diff	Change %
Consulting Services	6,583	6,263	(319)	(4.9)
System Development & System Application sales	34,472	29,788	(4,684)	(13.6)
System Management & Operations	28,745	32,260	3,514	12.2
IT Solution Services	63,218	62,049	(1,169)	(1.8)
Total	69,802	68,313	(1,488)	(2.1)
Order backlog in FY March 2008	55,407	58,818	3,410	6.2

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	3Q FY Mar 2007 Total Apr 2006 Dec 2006		3Q FY Mar 2008 Total Apr 2007 Dec 2007		YoY		FY Mar 2007 Apr 2006 Mar 2007	
	Amount	Share %	Amount	Share %	Diff	Change %	Amount	Share %
Consulting Services	3,479	30.2	3,164	27.4	(315)	(9.1)	5,566	33.4
System Development & System Application Sales	47,950	66.8	60,436	69.0	12,486	26.0	69,154	67.7
System Management & Operations	19,962	31.6	23,751	33.2	3,789	19.0	27,603	31.4
IT Solution Services	67,912	50.3	84,188	52.9	16,276	24.0	96,758	50.9
Total	71,392	48.7	87,352	51.2	15,960	22.4	102,324	49.5
(Subcontracting Costs to China)*	8,599	12.0	12,221	14.0	3,621	42.1	12,406	12.1

* Subcontracting costs to China & Percentage in total subcontracting costs.

[3rd Quarter]

	3Q FY Mar 2007 (Oct 2006-Dec 2006)		3Q FY Mar 2008 (Oct 2007-Dec 2007)		YoY	
	Amount	Share %	Amount	Share %	Diff	Change %
Consulting Services	1,396	32.6	1,100	27.2	(296)	(21.2)
System Development & System Application Sales	16,882	68.0	20,065	69.6	3,183	18.9
System Management & Operations	6,861	32.0	8,568	34.4	1,706	24.9
IT Solution Services	23,744	51.3	28,634	53.3	4,889	20.6
Total	25,140	49.7	29,734	51.4	4,593	18.3
(Subcontracting Costs to China)	3,268	13.0	4,334	14.6	1,066	32.6

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter] (Unit: JPY million)

	1Q FY Mar 2007 (Apr 2006-Jun 2006)		1Q FY Mar 2008 (Apr 2007-Jun 2007)		YoY	
	Amount	Share %	Amount	Share %	Diff	Change %
Consulting Services	834	25.9	1,059	28.7	224	26.9
System Development & System Application Sales	14,062	64.6	19,283	68.2	5,220	37.1
System Management & Operations	6,581	31.5	7,636	32.4	1,055	16.0
IT Solution Services	20,643	48.4	26,919	52.0	6,276	30.4
Total	21,478	46.8	27,979	50.4	6,500	30.3
(Subcontracting Costs to China)	2,440	11.4	3,890	13.9	1,450	59.4

[2nd Quarter]

	2Q FY Mar 2007 (Jul 2006-Sep 2006)		2Q FY Mar 2008 (Jul 2007-Sep 2007)		YoY	
	Amount	Share %	Amount	Share %	Diff	Change %
Consulting Services	1,249	31.0	1,004	26.4	(244)	(19.6)
System Development & System Application Sales	17,004	67.4	21,087	69.3	4,082	24.0
System Management & Operations	6,519	31.5	7,546	32.7	1,027	15.8
IT Solution Services	23,523	51.2	28,633	53.5	5,109	21.7
Total	24,772	49.6	29,638	51.7	4,865	19.6
(Subcontracting Costs to China)	2,891	11.7	3,996	13.5	1,105	38.2

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	3Q FY Mar 2007 (Total Apr 2006 - Dec 2006)	3Q FY Mar 2008 (Total Apr 2007 - Dec 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff.	Change %	Amount
Income before income taxes	34,922	43,363	8,440	24.2	46,744
Gain/Loss from non-operating activities	(1,947)	(2,393)	(445)	22.9	(2,065)
Extraordinary gain/loss	7	(1,769)	(1,776)	-	(2,073)
Depreciation and amortization	11,888	11,352	(536)	(4.5)	19,795
Accounts receivable and other receivable, net of advance payments received	(7,614)	(2,500)	5,114	(67.2)	(8,040)
Allowance	(4,493)	(5,853)	(1,360)	30.3	2,801
Other	811	(874)	(1,685)	-	3,067
Subtotal	**33,574**	**41,323**	**7,749**	**23.1**	**60,229**
Interest and dividends received	1,496	2,175	678	45.4	1,642
Income taxes paid	(22,212)	(23,924)	(1,712)	7.7	(22,288)
Operating Activities	**12,858**	**19,574**	**6,715**	**52.2**	**39,583**
Acquisition of property and equipment	(6,774)	(18,053)	(11,279)	166.5	(11,685)
Increase in software and other intangibles	(8,494)	(12,938)	(4,443)	52.3	(12,434)
Subtotal: Capital expenditure	**(15,268)**	**(30,991)**	**(15,722)**	**103.0**	**(24,120)**
Increase in time deposits	(7,526)	(8,079)	(553)	7.3	(7,641)
Proceeds from time deposits	7,259	7,471	212	2.9	7,203
Increase in investment securities	(21,311)	(30,913)	(9,601)	45.1	(31,293)
Proceeds from sales and redemption of investment securities	26,905	25,121	(1,784)	(6.6)	44,160
Increase in long-term Loan	-	-	-	-	(7,245)
Other	79	102	22	28.5	359
Investing Activities	**(9,862)**	**(37,289)**	**(27,427)**	**278.1**	**(18,578)**
Free Cash Flow	**2,996**	**(17,715)**	**(20,711)**	-	**21,004**
(Free Cash Flow except Cash management purpose investment)	(674)	(8,201)	(7,527)	-	12,484
Net repayment of long-term debt	(180)	-	180	(100.0)	(240)
Proceeds from issuance of convertible bond	50,000	-	(50,000)	(100.0)	50,000
Purchase of treasury stock	157	559	402	255.4	776
Cash dividends paid	(6,432)	(9,202)	(2,769)	43.1	(6,496)
Financing Activities	**43,545**	**(8,642)**	**(52,187)**	-	**44,040**
Effect of exchange rate changes on Cash and cash equivalents	**69**	**(176)**	**(246)**	-	**56**
Net increase in Cash and cash equivalents	**46,611**	**(26,534)**	**(73,145)**	-	**65,101**
Cash and cash equivalents at beginning of year	**50,752**	**115,854**	**65,101**	**128.3**	**50,752**
Cash and cash equivalents at end of year	**97,363**	**89,319**	**(8,044)**	**(8.3)**	**115,854**
Cash and cash equivalents + Cash Management purpose investment	**119,883**	**116,362**	**(3,521)**	**(2.9)**	**133,477**

*Amounts of less than JPY million were rounded down.

I. 3Q FY March 2008 Financial Results (Consolidated)

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

	3Q FY Mar 2007 Total Apr 2006 - Dec 2006	3Q FY Mar 2008 Total Apr 2007 - Dec 2007			FY Mar 2007 Apr 2006 - Mar 2007
	Amount	Amount	Diff.	Change %	Amount
Increase in time deposits	(7,526)	(8,079)	(553)	7.3	(7,641)
Proceeds from time deposits	7,259	7,471	212	2.9	7,203
Increase in investment securities	(20,971)	(30,904)	(9,933)	47.4	(30,951)
Proceeds from sales and redemption of investment securities	24,910	22,000	(2,910)	(11.7)	39,910
(Total) Cash management purpose investment	3,670	(9,513)	(13,184)	-	8,520

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	3Q FY Mar 2007 (Total Apr 2006 - Dec 2006)	3Q FY Mar 2008 (Total Apr 2007 - Dec 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change %	Amount
Tangible	**6,970**	**12,043**	**5,072**	**72.8**	**17,446**
Intangible	**8,531**	**12,919**	**4,388**	**51.4**	**12,456**
Total	**15,501**	**24,962**	**9,460**	**61.0**	**29,903**

*Amounts of less than JPY million were rounded down.

(8) Depreciation and Amortization

(Unit: JPY million)

	3Q FY Mar 2007 (Total Apr 2006 - Dec 2006)	3Q FY Mar 2008 (Total Apr 2007 - Dec 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change %	Amount
Tangible	**5,012**	**6,560**	**1,547**	**30.9**	**7,172**
Intangible	**6,876**	**4,792**	**(2,084)**	**(30.3)**	**12,622**
Total	**11,888**	**11,352**	**(536)**	**(4.5)**	**19,795**

*Amounts of less than JPY million were rounded down.

(9) R&D Expenditure

(Unit: JPY million)

	3Q FY Mar 2007 (Total Apr 2006 - Dec 2006)	3Q FY Mar 2008 (Total Apr 2007 - Dec 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change %	Amount
Consulting Services	**333**	**447**	**114**	**34.2**	**483**
IT Solution Services	**1,537**	**3,005**	**1,468**	**95.5**	**2,380**
Total	**1,870**	**3,452**	**1,582**	**84.6**	**2,864**

*Amounts of less than JPY million were rounded down.

II. FY March 2008 Financial Results Forecasts (Consolidated)

Nomura Research Institute, Ltd. revised the financial results forecast for the fiscal year ended March 31, 2008 on January 25, 2008.

(1) Highlights

(Unit: JPY billion)

	FY Mar 2007 Results	FY Mar 2008 Forecasts (A)	YoY		FY Mar 2008 Forecasts as of Jan 25, 2008 (B)	A-B	
	Amount	Amount	Diff	Change (%)	Amount	Amount	Change (%)
Sales	322.5	355.0	32.4	10.1	355.0	-	-
Operating Profit	43.8	55.0	11.1	25.3	55.0	-	-
Net Income	27.0	31.0	3.9	14.7	35.0	(4.0)	(11.4)
Operating Profit Margin	13.6%	15.5%	1.9P		15.5%	-	
Earnings per share	JPY 132.95	JPY 152.19	JPY 19.23	14.5	JPY 171.87	JPY (19.69)	(11.5)
1st Half	JPY 14.00	JPY 24.00	JPY 10.00	71.4	JPY 24.00	-	-
Fiscal Year	JPY 22.00	JPY 26.00	JPY 4.00	18.2	JPY 24.00	JPY 2.00	8.3
Dividends per share	JPY 36.00	JPY 50.00	JPY 14.00	38.9	JPY 48.00	JPY 2.00	4.2
Dividend payout ratio	27.1%	32.9%	5.8P		27.9%	4.9P	

* Earnings per share of FY March 2007 are calculated retroactively by stock split (1:5).

(2) Sales by sector

(Unit: JPY billion)

	FY Mar 2007 (Results)		FY Mar 2008 (Forecasts) (A)		YoY		FY Mar 2008 (Forecasts as of [illegible] 26, 2007) (B)	A-B	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Amount	Change (%)
Securities sector	141.7	44.0	163.0	45.9	21.2	15.0			
Insurance sector	22.4	7.0	32.0	9.0	9.5	42.6			
Banking sector	22.9	7.1	26.0	7.3	3.0	13.1			
Other financial sector	23.8	7.4	28.0	7.9	4.1	17.6			
Financial sector	210.9	65.4	249.0	70.1	38.0	18.0	243.0	6.0	2.5
Distribution sector	45.6	14.1	46.0	13.0	0.3	0.8	46.0	-	-
Other private sector	37.6	11.7					39.0		
Public sector	28.2	8.8					27.0		
Other sector	65.8	20.4	60.0	16.9	(5.8)	(8.9)	66.0	(6.0)	(9.1)
Total	322.5	100.0	355.0	100.0	32.4	10.1	355.0	-	-

NEWS RELEASE

Revisions to Forecasts of Financial Results and Dividends for the Fiscal Year Ending March 31, 2008



January 25, 2008
Nomura Research Institute, Ltd.

Nomura Research Institute, Ltd., (NRI) has announced revisions to its financial results forecasts and dividends for the fiscal year ended March 31, 2008 (April 1, 2007 to March 31, 2008), as described below.

1. Revisions to financial results forecasts

(1) Reasons for revisions

Accumulated amount of Earnings in this third quarter period (April 1 to December 31, 2007) have been steady, and NRI is making no change to its previous forecasts (released October 25, 2007) for sales, operating profit.
However, NRI anticipates an extraordinary loss resulting from revisions to the company's pension system (transition from the previous system, which consisted primarily of a defined benefits pension plan, to a system consisting primarily of a defined contribution pension plan) and has revised net income as follows (for details, please refer to the "Reference" section at the end of this press release).

(2) Revised forecasts of consolidated financial results for the fiscal year ending March 31, 2008 (April 1, 2007 to March 31, 2008)

(Unit: million yen)

		Sales	Operating profit	Net income
Previous forecasts (Released October 25, 2007)	(A)	355,000	55,000	35,000
Current forecasts	(B)	355,000	55,000	31,000
Decrease	(B-A)			(4,000)
Change	(%)			(11.4)
Reference: Results for the fiscal year ended March 31, 2007		322,531	43,897	27,019

(3) Revised forecasts of non-consolidated financial results for the fiscal year ending March 31, 2008 (April 1, 2007 to March 31, 2008)

(Unit: million yen)

		Sales	Operating profit	Net income
Previous forecasts (Released October 25, 2007)	(A)	340,000	51,000	32,100
Current forecasts	(B)	340,000	51,000	28,100
Decrease	(B-A)			(4,000)
Change	(%)			(12.5)
Reference: Results for the fiscal year ended March 31, 2007		310,280	39,847	51,697

2. Revisions to dividend forecasts

(1) Reasons for increase in dividend payment

NRI's basic policy on profit distribution is to provide appropriate and stable dividends, taking into consideration the enhancement of internal reserves to ensure long-term business growth. The target dividend payout ratio is 30%, taking into account business profit levels and the status of cash flow.
Taking forecasts of financial results for the fiscal year and the status of cash flows into account, NRI now expects to increase its previous forecasts for year-end dividends by ¥2 per share to ¥26 per share. Together with first-half dividends paid, this brings the forecast of total dividends for the fiscal year to ¥50 per share.
A formal decision on dividend payments will be made at the meeting of the Board of Directors to be held in May 2008 after financial documents for this fiscal year have been audited as mandated.

(2) Dividends per share for the fiscal year ending March 31, 2008

	Dividends per share		
Dividend period	First half (actual)	Fiscal year	Annual total
Previous forecasts (Released July 25, 2007)	¥24	¥24	¥48
Current forecasts	¥24	¥26	¥50
Reference: Dividends for fiscal year ended March 31, 2007	¥14	¥22	¥36

Notes:

1. Dividends per share assume the business environment and business results forecast at the present time.
2. Based on forecasts of financial results, a consolidated dividend payout ratio of 32.9% is expected for the fiscal year ending March 31, 2008.
3. Figures for dividends per share for the fiscal year ended March 31, 2007 are based on the number of shares prior to the April 1, 2007 five-to-one share split.

Reference: Overview of Pension Plan Revisions

NRI plans to overhaul its employee pension system, effective April 1, 2008 (application to Ministry of Health, Labor and Welfare as well as employee agreements to follow), and as a result the company expects to incur an extraordinary loss due to the accounting related to the change.

1. Overview of changes to pension system
   NRI's pension system until now has mainly consisted of a defined benefit (DB) pension plan, but the revised system will significantly augment the defined contribution (DC) pension plan element of the system. In principle, these revisions to the pension system will keep the level and cost of benefits unchanged.
   As a result, the company will have two pension plans, as described below.

   (1) NRI Basic Pension
   The NRI Basic Pension is a DB pension plan that guarantees an allowance to employees to ensure a minimum standard of living in their old age.
   This plan is essentially unchanged from the current system, but the company has extended the period for which payment of the pension is guaranteed and has revised the discount rate.
   (2) NRI Flexible Pension
   This is a DC pension plan that gives employees a more comfortable old age.
   The past balance in the NRI Flexible Pension will be contributed in a lump sum to the DC when the system is changed. After the system is changed, that portion of the future amount in the NRI Flexible Pension that exceeds the legally mandated contribution limit and cannot be contributed to the DC will remain in the DB.

   These revisions will decrease the risk of investing pension assets, which could increase in the future, and the risk that retirement benefit obligations would increase. Employees will bear some of the risk of investing pension assets, and will also be the sole beneficiaries of these investments.

2. Main factors behind extraordinary loss
   Although the revised pension plan will keep benefit levels and costs unchanged, NRI anticipates an extraordinary loss due to the following two factors.
   (1) Accounting practices regulating the treatment of the portion of the NRI Flexible Pension remaining as DB When the system is changed, the DB portion of the NRI Flexible Pension, assuming the retirement of all employees, goes down to zero because the full amount of the past portion is distributed (lump-sum contribution to DC) to all applicable employees. However, accounting standards stipulate that the portion to be paid as DB in the future must be recognized as a retirement benefit liability, which results in a discrepancy. The full amount, including the amount transferred to DC, must be posted as an extraordinary loss.

   (2) Accounting standards require that the two pension plans, which will be revised together, be treated separately in accounting terms
   The aforementioned impact on the loss side must be posted as an extraordinary loss in this fiscal period. However, the impact on the profit side resulting from the revisions to the NRI Basic Pension carried out at the same time will be booked in the fiscal year ending March 2009 and beyond in accordance with accounting standards

The impact resulting from underperforming investment of pension assets in this fiscal period has been reflected in these forecasts of financial results.

Notice: Sales and profit figures forecast in this release are based on information available to management at the present time. As such, this forecast contains risk and uncertainty. Readers should be aware that actual sales and profits may differ from this forecast.

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-6660-8390
E-mail: ir@nri.co.jp

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